

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Steven Guo
Chief Financial Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, NY 11354

  Re: Fly-E Group, Inc.
   Draft Registration Statement on Form S-1
   Submitted August 14, 2023
   CIK No. 0001975940

Dear Steven Guo:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 14, 2023

About this Prospectus, page ii

1. We note your disclosure that you obtained the market and industry data included in the registration statement from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys, and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Risk Factors, page 9

2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

3. We note your risk factor that your supply chain may be impacted by lingering effects from the pandemic. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations. Explain whether mitigation efforts undertaken, if any, introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

4. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

Use of Proceeds, page 22

5. We note that you plan to open additional assembling facilities in 2024. If any material amount of the proceeds will be used to acquire assets otherwise than in the ordinary course of your business, such as the purchase or lease of additional assembly facilities, describe briefly and state the cost of the assets. Refer to Item 504 of Regulation S-K.

Capitalization, page 24

6. Please revise your capitalization table to include the company's indebtedness as of the most recent balance sheet date. In this regard, we note long-term notes payable and long-term notes payable, related parties on the face of your balance sheet in the amount of $1,135,452 and $150,000, respectively as of March 31, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 32

7. We note on your disclosures on pages 1, 26 and, 43 that you are planning to open additional assembling facilities in 2024. Please tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. To the extent you have any material commitments, expand your disclosure to discuss and additionally, describe any anticipated sources of funds to meet such

commitments. Refer to Item 303(b)(1) of Regulation S-K.

Business

Fly E-Bike App, page 42

8. We note from your disclosures herein and elsewhere in the filing the company provides the Fly E-Bike app for customers to better manage and enjoy their ride experience. Fly E-Bike app is described as a management service mobile software for your EVs that is designed to bring users a comprehensive intelligent experience to create a safer and more colorful riding experience. We note a list of the primary functions of the app are disclosed on page 42. In this regard, please tell us how you have accounted for the app within your financial statements and provide us with the authoritative guidance your relied upon in determining the appropriate accounting treatment as part of your response to us. Assuming a satisfactory response, please revise your notes to the financial statements to disclose your accounting policy for the app.

Exhibits

9. Please file any material lease agreements or explain why you are not required to do so.

General

10. Please disclose whether and how your business segments, products, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine or in light of the effectiveness of the Uyghur Forced Labor Protection Act ("UFLPA"). For example, discuss whether you have or expect to:
    • suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
    • experience labor shortages that impact your business;
    • experience cybersecurity attacks in your supply chain;
    • experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
    • experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
    • be unable to supply products at competitive prices or at all due to export restrictions, tariffs, trade barriers, or political or trade tensions among countries; or
    • be exposed to supply chain risk in light of Russia's invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to "de-globalize" your supply chain.
    Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

You may contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Aftanas